UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 4, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. February 4, 2021 ASE Technology Holding Fourth Quarter 2020 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20 - F filed on March 31, 2020.

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q4 / 2020	%	Q3 / 2020	%	Q4 / 2019	%	QoQ	YoY
Net Revenues:								
ATM	69,135	46.4%	69,497	56.4%	66,769	57.5%	-1%	4%
EMS	79,141	53.2%	53,126	43.1%	48,734	42.0%	49%	62%
Others	601	0.4%	572	0.5%	520	0.5%	5%	16%
Total Net Revenues	148,877	100.0%	123,195	100.0%	116,023	100.0%	21%	28%
Gross Profit	23,299	15.7%	19,720	16.0%	19,849	17.1%	18%	17%
Operating Income (Loss)	11,246	7.6%	9,141	7.4%	8,705	7.5%	23%	29%
Pretax Income (Loss)	12,604	8.5%	9,014	7.3%	8,582	7.4%	40%	47%
Income Tax Benefit (Expense)	(1,839)	-1.2%	(1,797)	-1.5%	(1,779)	-1.5%		
Non-controlling Interest	(721)	-0.5%	(505)	-0.4%	(420)	-0.4%		
Net Income Attributable to Shareholders of the Parent	10,044	6.7%	6,712	5.4%	6,383	5.5%	50%	57%
Basic EPS	2.35		1.57		1.50		50%	57%
Diluted EPS	2.30		1.54		1.47		49%	56%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[1]	24,184	16.2%	20,607	16.7%	21,040	18.1%	17%	15%
Operating Profit excl. PPA expenses[1]	12,383	8.3%	10,281	8.3%	10,150	8.7%	20%	22%
Net Profit excl. PPA expenses[1]	11,239	7.5%	7,850	6.4%	7,857	6.8%	43%	43%
Basic EPS excl. PPA expenses[1]	2.63		1.84		1.85		43%	42%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.20bn in 4Q20, $1.14bn in 3Q20 and $1.47bn in 4Q19.

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Consolidated Statements of Comprehensive Income

Yearly Comparison

(unaudited)

(NT$ Million)	FY / 2020	%	FY / 2019	%	YoY
Net Revenues:					
ATM	270,095	56.6%	245,612	59.4%	10%
EMS	204,691	42.9%	165,789	40.1%	23%
Others	2,192	0.5%	1,781	0.5%	23%
Total Net Revenues	476,978	100.0%	413,182	100.0%	15%
Gross Profit	77,984	16.3%	64,311	15.6%	21%
Operating Income (Loss)	34,877	7.3%	23,526	5.7%	48%
Pretax Income (Loss)	35,734	7.5%	23,362	5.7%	53%
Income Tax Benefit (Expense)	(6,457)	-1.4%	(5,309)	-1.3%	
Non-controlling Interest	(1,684)	-0.4%	(1,203)	-0.3%	
Net Income Attributable to Shareholders of the Parent	27,593	5.8%	16,850	4.1%	64%
Basic EPS	6.47		3.96		63%
Diluted EPS	6.31		3.86		63%

Additional Commentary From Management:

Gross Profit excl. PPA expenses[1]	81,692	17.1%	69,108	16.7%	18%
Operating Profit excl. PPA expenses[1]	39,597	8.3%	29,336	7.1%	35%
Net Profit excl. PPA expenses[1]	32,414	6.8%	22,768	5.5%	42%
Basic EPS excl. PPA expenses[1]	7.60		5.35		42%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.82bn in 2020 and $5.92bn in 2019.

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5 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q4 / 2020 % Q3 / 2020 % Q4 / 2019 % QoQ YoY Net Revenues: Packaging 60,825 83.6% 58,417 81.3% 56,093 81.0% 4% 8% Testing 10,667 14.7% 12,351 17.2% 11,932 17.2% -14% -11% Direct Material 1,229 1.7% 1,020 1.4% 1,228 1.8% 20% 0% Others 31 0.0% 32 0.1% 34 0.0% -3% -9% Total Net Revenues 72,752 100.0% 71,820 100.0% 69,287 100.0% 1% 5% Gross Profit 16,478 22.6% 14,540 20.2% 15,697 22.7% 13% 5% Operating Income (Loss) 8,002 11.0% 6,809 9.5% 7,366 10.6% 18% 9% Additional Commentary From Management: Gross Profit excl. PPA expenses 1 17,363 23.9% 15,427 21.5% 16,889 24.4% 13% 3% Operating Profit excl. PPA expenses 1 9,139 12.6% 7,949 11.1% 8,811 12.7% 15% 4% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $ 1.20bn in 4Q20, $1.14bn in 3Q20 and $1.47bn in 4Q19.

6 ATM Statements of Comprehensive Income Yearly Comparison (unaudited) (NT$ Million) FY / 2020 % FY / 2019 % YoY Net Revenues: Packaging 228,574 81.5% 204,073 81.3% 12% Testing 47,277 16.9% 42,664 17.0% 11% Direct Material 4,314 1.5% 4,283 1.7% 1% Others 132 0.1% 134 0.0% -1% Total Net Revenues 280,297 100.0% 251,154 100.0% 12% Gross Profit 59,434 21.2% 49,944 19.9% 19% Operating Income (Loss) 27,609 9.8% 19,000 7.6% 45% Additional Commentary From Management: Gross Profit excl. PPA expenses 1 63,142 22.5% 54,742 21.8% 15% Operating Profit excl. PPA expenses 1 32,329 11.5% 24,810 9.9% 30% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.82bn in 2020 and $5.92bn in 2019.

7 ATM Operations (unaudited) 8,438 11,101 14,708 15,697 13,334 15,082 14,540 16,478 54,371 59,595 67,901 69,287 66,209 69,516 71,820 72,752 15.5% 18.6% 21.7% 22.7% 20.1% 21.7% 20.2% 22.6% 0% 10% 20% 30% 0 20,000 40,000 60,000 80,000 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Q4/20 NT$ Million Gross Profit Gross Margin Revenue

8 ATM Revenue by Application (unaudited) 53% 51% 53% 54% 54% 54% 53% 52% 13% 14% 14% 16% 15% 14% 14% 14% 34% 35% 33% 30% 31% 32% 33% 34% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Q4/20 Communication Computing Automotive, Consumer & Others

ATM Revenue by Type

(unaudited)



100%
80%
60%
40%
20%
0%
2%
16%
8%
40%
34%
2%
17%
8%
39%
34%
2%
17%
9%
37%
35%
2%
17%
7%
36%
38%
2%
17%
7%
36%
38%
2%
18%
7%
35%
38%
1%
17%
8%
37%
37%
2%
15%
9%
39%
35%
Q1/19
Q2/19
Q3/19
Q4/19
Q1/20
Q2/20
Q3/20
Q4/20
Material
Testing
Discrete and Other
Wirebonding
Bump/FC/WLP /SiP

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10 EMS Operations Quarterly/Yearly Comparison & Revenue By Application (unaudited ) (NT$ Million) Q4 / 2020 % Q3 / 2020 % Q4 / 2019 % QoQ YoY EMS Net Revenues 79,149 100.0% 53,137 100.0% 48,762 100.0% 49% 62% Gross Profit 6,996 8.8% 5,147 9.7% 4,319 8.9% 36% 62% Operating Income (Loss) 3,463 4.4% 2,326 4.4% 1,553 3.2% 49% 123% (NT$ Million) FY / 2020 % FY / 2019 % YoY EMS Net Revenues 204,723 100.0% 165,853 100.0% 23% Gross Profit 18,921 9.2% 14,619 8.8% 29% Operating Income (Loss) 7,802 3.8% 4,893 2.9% 59%

11 EMS Operations Quarterly Comparison & Revenue By Application (unaudited ) 29% 40% 36% 43% 36% 46% 40% 45% 13% 14% 9% 11% 14% 12% 6% 4% 38% 24% 41% 32% 33% 28% 40% 39% 14% 15% 9% 10% 11% 10% 9% 8% 5% 6% 4% 4% 6% 3% 4% 3% 1% 1% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Q4/20 Communication Computing & Storage Consumer Industrial Automotive Others

12 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Dec. 31, 2020 Sept. 30, 2020 Cash and cash equivalent 51,538 55,814 Financial assets - current 4,894 5,993 Financial assets - non current & investments - equity method 17,401 14,279 Property, plant & equipment 233,207 230,938 Total assets 583,860 581,550 Short-term loans & short-term bills payable 34,598 34,099 Current portion of bonds payable 7,000 7,249 Current portion of long-term loans & current portion of notes payable 4,220 6,459 Bonds payable 49,254 49,249 Long-term loans & long-term bills payable 108,170 122,097 Total interest bearing debts 209,118 224,550 Total liabilities 349,603 364,007 Total equity (Including non-controlling interest) 234,257 217,543 Quarterly EBITDA 26,130 23,230 Current ratio 1.30 1.33 Net debt to equity ratio 0.65 0.75

13 Equipment Capital Expenditure vs. EBITDA (unaudited) 239 444 436 457 410 495 415 379 537 582 681 738 635 751 788 908 0 200 400 600 800 1,000 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Q4/20 US$ Million Capex EBITDA

Business Recap

- EAR-affected ATM business has been recovered by 4Q20 (vs. previous expectation of 1Q21)
- Capacity remains tight, wirebond shortage expected throughout 2021
- Machinery delivery lead time 6 to 9 months
- Capex
  - ASEH 2020 machinery capex of US$1.7B (vs. previous estimate of $1.8B, due to delivery)
  - ASEH 2021 machinery capex not lower than 2020 level
- 2020 Group SiP business grew 50% yoy to US$3.5B.
  - Incremental revenue from new SiP projects at US$386M vs. target of US$100M
  - Momentum of new SiP projects win continues to expand into 2021

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15 2021 Business Outlook • Sequential quarterly revenue growth from 1Q21 in Group level and target to further improve Group operating margin by 1.5 to 2 percentage points from 2020 into 2021 • 2021 Semi Logic market growth at 5 - 10% • Strong ATM 1Q21 run rate similar to 4Q20 • ATM 2021 full year growth targets at 2X of Semi Logic market growth in USD terms • 2020 ATM operating margin improved by 2.3 percentage points. Expect greater margin improvement in 2021 from SPIL synergy, economies of scale, efficiency improvements, and technology leadership, despite FX impact from NTD appreciation against USD • EMS business should have a higher y/y growth rate than ATM business, with operating margin target at 4% • Future growth engines to drive the rising trends into the next 5 years • Efficiency in ramping - up and supply chain management clearly demonstrated to all key customers • Strong loading agreements and NPI pipelines (5G, SiP , sensors, automotive, smart devices) • Automated lines in very high demand from high - reliability - and - data - seeking customers • More volumes demanding multiple dies and sensors, falling into ASE’s sweet spot • Building a pervasive foundation and to be the preferred choice for all high volume applications

16 Financial Highlights • 2020 Holding Company operating expense ratio target ahead • 2020 reported OPEX ratio 9.0%, ahead of original target of 9.4% • Expect to maintain similar OPEX ratio in year 2021 • 2020 Holding Company operating margin target ahead • 2020 reported operating margin 7.3%, netting out currency impact, 2020 operating margin would be 9.2%, improving 3.5 percentage points versus 2019, ahead of original target of 2 percentage points • Target 1.5 - 2 percentage points operating margin improvement in 2021 versus year 2020 • Raising 2021 CAPEX expectation amid positive business environment • Net debt to equity ratio reached the high end of target ahead of schedule • Expect to raise cash dividend from NT$3 to no less than NT$4 per share

17 First Quarter 2021 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2021 to be as follows: • In USD terms, ATM 1 st quarter 2021 business should be similar with 4 th quarter 2020 levels; • ATM 1 st quarter 2021 gross margin should be similar with 4 th quarter 2020 levels ; • In USD terms, EMS 1 st quarter 2021 business should be similar with 3 rd quarter 2020 levels; • EMS 1 st quarter 2021 operating margin should be slightly below 2020 levels. *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information prov ided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition and results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances between our expected and actua l r esults .

18 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2020	Q2/2020	Q3/2020	Q4/2020	FY/2020
Revenues	97,357,155	107,548,773	123,195,399	148,877,383	476,978,710
COGS	81,201,507	88,739,372	103,475,591	125,577,972	398,994,442
PPA under COGS	1,049,113	887,560	886,817	884,479	3,707,969
Gross profit	16,155,648	18,809,401	19,719,808	23,299,411	77,984,268
Gross profit excl. PPA	17,204,761	19,696,961	20,606,625	24,183,890	81,692,237
OPEX	10,092,942	10,382,863	10,578,715	12,053,666	43,108,186
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742
Operating income	6,062,706	8,426,538	9,141,093	11,245,745	34,876,082
Operating income excl. PPA	7,365,004	9,567,283	10,281,095	12,383,410	39,596,792
Non Op gain/(loss)	(826,352)	452,430	(126,617)	1,358,135	857,596
PPA under Non Op gain/ (loss)	30,283	13,617	(1,659)	57,724	99,966
Non Op gain/ (loss) excl. PPA	(796,069)	466,047	(128,276)	1,415,859	957,562
Pretax income	5,236,354	8,878,968	9,014,477	12,603,881	35,733,680
Total PPA expenses	1,332,581	1,154,363	1,138,343	1,195,389	4,820,676
Pretax income excl. PPA	6,568,935	10,033,331	10,152,820	13,799,270	40,554,356
Tax expenses	1,175,024	1,645,554	1,797,149	1,839,173	6,456,900
Non-controlling interest	162,700	295,819	504,607	720,674	1,683,800
Net income attributable to shareholders of the parent	3,898,630	6,937,595	6,712,721	10,044,034	27,592,980
Total PPA expenses	1,332,581	1,154,363	1,138,343	1,195,389	4,820,676
Net income attributable to shareholders of the parent excl. PPA	5,231,211	8,091,958	7,851,065	11,239,423	32,413,656
Basic EPS (NT$)	0.92	1.63	1.57	2.35	6.47
Basic EPS (NT$) excl. PPA	1.23	1.90	1.84	2.63	7.60
Diluted EPS (NT$)	0.89	1.60	1.54	2.30	6.31
Diluted EPS (NT$) excl. PPA	1.21	1.87	1.80	2.58	7.44

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